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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECD S
FEB 2 8 2003
886

SEC FILE NUMBER
8- 42152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEK SECURITIES CORPORATION

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY
                                (No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL M. HANUKA   212-509-5852
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP

                (Name – if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __DANIEL M. HANUKA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LEK SECURITIES CORPORATION__ , as of __DECEMBER 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

```
ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 20 06
```

(signature)
Notary Public

(signature)
Signature

CFO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B



LEK SECURITIES CORPORATION
AND SUBSIDIARY

REPORT ON CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION

AS OF DECEMBER 31 , 2002

LEK SECURITIES CORPORATION
AND SUBSIDIARY

<u>INDEX</u>


INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Lek Securities Corporation and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

February 10, 2003　　*Kaufmann, Gallucci & Grumer LLP*

-3-

LEK SECURITIES CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 5,543,242
Cash segregated under federal and other regulations	403,462
Receivable from clearing organizations and other broker-dealers	3,625,632
Deposits with clearing organizations	826,197
Securities owned:	
Marketable, at market value	202,855
Not readily marketable, at estimated fair value	38,486
Loans to shareholders	200,102
Furniture, equipment and leasehold improvements, at cost, less	
accumulated depreciation and amortization of $1,096,050	196,732
Prepaid expenses and other assets	148,617
TOTAL ASSETS	**$ 11,185,325**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 2,496,384
Payable to clearing organizations	660,184
Income taxes payable	60,339
TOTAL LIABILITIES	**3,216,907**

Commitments

Subordinated borrowings	2,282,714

Shareholders' equity :

Common stock, $.10 par value; authorized 10,000 shares,	
1,210.67 shares issued	121
Additional paid-in capital	1,453,294
Retained earnings	4,612,784
TOTAL	6,066,199
Less: treasury stock; 504 shares at cost	(380,495)
TOTAL SHAREHOLDERS' EQUITY	**5,685,704**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 11,185,325**

The accompanying notes are an integral part
of this financial statement.

LEK SECURITIES CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 -   **ORGANIZATION AND NATURE OF BUSINESS**

Lek Securities Corporation (The "Company") was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Lek Securities Europe B.V., wholly owned foreign subsidiary, formed in 2001, is organized under the laws of The Netherlands. This subsidiary is awaiting approval by the regulatory authorities of that country to conduct business as a registered broker-dealer. At this time, operations have not commenced.

The Company is engaged in various securities and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company may be exposed to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 -   **SIGNIFICANT ACCOUNTING PRINCIPLES**

(a)   The consolidated financial statements include the accounts of Lek Securities Corporation and its wholly owned subsidiary, Lek Securities Europe B.V. All significant intercompany accounts and transactions have been eliminated. Assets and liabilities valued in foreign currencies are translated at year-end rates of exchange, while the income statement accounts for the subsidiary are translated at average rates of exchange for the year.

(b)   Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

(c)   Securities transactions (and related commission revenue and expense) are recorded on a trade date basis, which is generally three business days before settlement date.

-5-

NOTE 2 - **CONTINUED**

(d) Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

(e) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

(f) Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight line basis over the estimated useful lives of the assets.

(g) The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 3 - **RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER BROKER - DEALERS**

Amounts receivable from and payable to clearing organizations and other broker-dealers at December 31, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,459,876	$ 660,184
Receivable from clearing organizations and other broker-dealers	2,165,756	-
Totals	$ 3,625,632	$ 660,184

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The receivable from clearing organization and other broker-dealers represents primarily cash held by these organizations for commissions generated in December 2002 and received in January 2003.

NOTE 4 - **LOANS TO SHAREHOLDERS**

The loans to shareholders are supported by promissory notes bearing 11% interest. The uncollateralized notes mature on December 31, 2003 and January 1, 2006.

NOTE 5 -   INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2002.

NOTE 6 -   SUBORDINATED BORROWINGS

At December 31, 2002, the Company had borrowings of $2,282,714 from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and as such are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The agreements mature on various dates through December 31, 2005, unless extended. The loans are interest bearing at a rate of 10% per annum. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

NOTE 7 -   STOCK OPTION PLAN

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. At December 31, 2002, the maximum number of options available under the plan is 65.27. At that date, 56 options had been granted and 44 were exercised. During 2002, the Company issued shares in an amount equivalent to the exercised options and received $186,916.

NOTE 8 -   PROFIT SHARING PLAN

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its employees. An employee becomes fully vested upon completion of five years of qualifying service. For 2002, the Company accrued $183,681 as a contribution to the plan, which amount is reflected in the financial statements at December 31, 2002.

NOTE 9 - **COMMITMENTS**

The Company leases office space and two New York Stock Exchange seats under operating lease agreements expiring through September 30, 2009. The following are minimum annual lease payments for the periods ending December 31:

Year ended December 31	Minimum Lease payments
2003	$ 431,608
2004	241,922
2005	251,224
2006	246,560
2007	223,240
Thereafter to September 30, 2009	390,670
	$ 1,785,224

NOTE 10 - **REGULATORY REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $7,065,832 which was $6,815,832 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was .36 to 1.